SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                           Travis Boats & Motors, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    894363100
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                                 (CUSIP Number)


                                Robert H. Wexler
                            101 S. Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-6100
                            Facsimile: (314) 615-6001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------        --------------------------------
CUSIP NO. 894363100                        13D      Page 2 of 13 Pages
----------------------------------------        --------------------------------

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Tracker Marine, L.L.C.
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   2.    Check the Appropriate Box if a Member of a Group             (a)   |X|
         (See Instructions)                                           (b)   |_|

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_| 5.
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Missouri
--------------------------------------------------------------------------------
                            7.   Sole Voting Power
                                 -0-
    Number of Shares
      Beneficially          8.   Shared Voting Power
        Owned by                 800
          Each
    Reporting Person        9.   Sole Dispositive Power
          With                   -0-

                          10.   Shared Dispositive Power
                                 800
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person

         800
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
  12.    (See Instructions)
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount In Row (11)

         100%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

----------------------------------------        --------------------------------
CUSIP NO. 894363100                        13D      Page 3 of 13 Pages
----------------------------------------        --------------------------------

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Three Johns Company
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group             (a)   |X|
         (See Instructions)                                           (b)   |_|

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_| 5.
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Missouri
--------------------------------------------------------------------------------
                            7.   Sole Voting Power
                                 -0-
    Number of Shares
      Beneficially          8.   Shared Voting Power
        Owned by                 800
          Each
    Reporting Person        9.   Sole Dispositive Power
          With                   -0-

                          10.   Shared Dispositive Power
                                 800
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person

         800
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
  12.    (See Instructions)
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount In Row (11)

         100%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

----------------------------------------        --------------------------------
CUSIP NO. 894363100                        13D      Page 4 of 13 Pages
----------------------------------------        --------------------------------

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         The John L. Morris Revocable Trust
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group            (a)   |X|
         (See Instructions)                                          (b)   |_|

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_| 5.
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Missouri
--------------------------------------------------------------------------------
                            7.   Sole Voting Power
                                 -0-
    Number of Shares
      Beneficially          8.   Shared Voting Power
        Owned by                 800
          Each
    Reporting Person        9.   Sole Dispositive Power
          With                   -0-

                          10.   Shared Dispositive Power
                                 800
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person

         800
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
  12.    (See Instructions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount In Row (11)

         100%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

----------------------------------------        --------------------------------
CUSIP NO. 894363100                        13D      Page 5 of 13 Pages
----------------------------------------        --------------------------------

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         John L. Morris
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group            (a)   |X|
         (See Instructions)                                          (b)   |_|

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_| 5.
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Missouri
--------------------------------------------------------------------------------
                            7.   Sole Voting Power
                                 -0-
    Number of Shares
      Beneficially          8.   Shared Voting Power
        Owned by                 800
          Each
    Reporting Person        9.   Sole Dispositive Power
          With                   -0-

                          10.   Shared Dispositive Power
                                 800
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person

         800
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain Shares   |_|
  12.    (See Instructions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount In Row (11)

         100%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

----------------------------------------        --------------------------------
CUSIP NO. 894363100                        13D      Page 6 of 13 Pages
----------------------------------------        --------------------------------

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

      Kenneth N. Burroughs, as Trustee of the Voting Trust dated January 7, 2003
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group            (a)   |X|
         (See Instructions)                                          (b)   |_|

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_| 5.
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization

         State of Missouri
--------------------------------------------------------------------------------
                            7.   Sole Voting Power
                                 -0-
    Number of Shares
      Beneficially          8.   Shared Voting Power
        Owned by                 800
          Each
    Reporting Person        9.   Sole Dispositive Power
          With                   -0-

                          10.   Shared Dispositive Power
                                 800
--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person

         800
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
  12.    (See Instructions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount In Row (11)

         100%
--------------------------------------------------------------------------------
  14. Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                         Amendment No 4 to Schedule 13D


     TMRC, L.L.P., a Missouri limited liability partnership ("TMRC"), and, by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker"), Three Johns Company, a Missouri corporation ("Three Johns"), the John L. Morris Revocable Trust (the "JLM Trust") and John
L.  Morris,  an  individual  residing in  Missouri  ("JLM")  (collectively,  the
"Reporting Persons"), have previously reported their acquisition of 21,390 shares of 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred") of Travis Boats & Motors, Inc. (the "Company"), which such shares were convertible into 869,724 shares of the Company's common stock, in an initial Schedule 13D filing dated March 13, 2002 (the "Report"), the acquisition of an additional 58,610 shares of Series A Preferred, which such shares were convertible into 2,383,101 shares of the Company's common stock, and the formation of a voting trust entered into by and among TMRC, Mark T. Walton ("Walton"), Robert C. Siddons ("Siddons"), and the holders of certain convertible promissory notes issued by the Company (the "Voting Trust") appointing Kenneth N. Burroughs as trustee of the Voting Trust ("KNB") and into which all of the common stock and Series A Preferred held by the member of the Voting Trust were deposited, the acquisition by TMRC of the right to designate a majority of the Company's Board of Directors (the "Board") and any committees thereof and the receipt of a proxy from a former Executive Vice-President and a director of the Company granting TMRC the right to vote the 202,643 shares of common stock owned by such person (the "Proxy"), in Amendment No. 2 of the Report dated June 10, 2002. Amendment No. 3, filed on November 8, 2004, reported the plan of the TMRC Reporting Persons to acquire all of the issued and outstanding common stock of the Company by virtue of a merger between TMRC and the Company (the "Merger") pursuant to an Agreement and Plan of Merger dated as of November 10, 2004 by and between TMRC and the Company (the "Merger Agreement"). Capitalized terms that are not defined in this Amendment No. 4 shall have the meaning ascribed to such terms in the Report.

     This Amendment No. 4 to the Report is being filed in order to report (a) that the Merger Agreement was adopted by the Company's shareholders at a Special Meeting of the Shareholders held on March 9, 2005 and (b) that the transactions contemplated under the Merger Agreement were consummated on March 10, 2005.

     As a result of the Merger, (a) each issued and outstanding share of the Company's common stock (other than those shares of the Company's common stock held by dissenting shareholders of the Company), par value $.01 per share, was deemed cancelled and converted into the right to receive cash in an amount equal to $0.40 in cash, without interest, and the Company, the issuer of the equity securities, became a wholly owned subsidiary of Tracker, (b) all 80,000 shares of Series A preferred stock were cancelled, (c) TMRC was merged into and with the Company, and (d) Tracker became the holder of 800 shares of the Company's common stock, which represents all of the issued and outstanding capital stock of the Company.

     In addition, this Amendment No. 4 is being filed to amend and supplement the Report, as amended by Amendment Nos. 1, 2 and 3, previously filed by the Reporting Persons. Only those items amended or supplemented are reported herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Tracker Marine, L.L.C.,
                                        for itself and as the former
                                        99% partner of TMRC, L.L.P.


                                        By:     Three Johns Company,
                                                Its sole member


                                        By:     /s/ Kenneth N. Burroughs
                                                --------------------------------
                                        Name:   Kenneth N. Burroughs
                                                --------------------------------
                                        Title:  President
                                                --------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              Three Johns Company


                                              By:     /s/ Kenneth N. Burroughs
                                                      --------------------------
                                              Name:   Kenneth N. Burroughs
                                                      --------------------------
                                              Title:  President
                                                      --------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         John L. Morris Revocable Trust




                                         By:     /s/ John L. Morris
                                                 -------------------------------
                                                 John L. Morris, as trustee

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                 /s/ John L. Morris
                                 -----------------------------------------------
                                 John L. Morris

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           /s/ Kenneth N. Burroughs
                           -----------------------------------------------------
                           Kenneth N. Burroughs, as Trustee of the Voting Trust dated January 7, 2003